File Number 082-02819

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

RECEIVED

2004 MAY 13 P 1:07

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

07 May 2004

[redacted]

04030106

Fax 0121 722 4800
www.severntrent.com

SUPPL

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released yesterday.

Yours faithfully,

Gemma Knowles
Company Secretarial Assistant

PROCESSED
MAY 17 2004
THOMSON FINANCIAL

Encl.

dw 5/17

\\PLCCOV10\Team$\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2004\L- SEC - STW PRO4 - 7 May04.doc

Severn Trent Plc: Severn Trent Water's AMP4 Business Plan
7 May 2004

Severn Trent Water has today published on its website its Final Business Plan, "the Plan", which was submitted to Ofwat last month. This follows from a draft Business Plan, "the Draft Plan", published in August 2003. The Plan includes the asset management plan and the associated prices which will apply to customers' charges for the five year period 2005 to 2010.

The Plan is forecasting an increase in the average household bill from the current charge of £210 to £267 in 2009/10, excluding inflation. The profile of price increases is shown below on two bases. Firstly, the "unadjusted profile"; the basis used for the Draft Plan, whereby prices follow the incidence of costs. Secondly, adjusting that price profile to mitigate the price effect for customers in 2005/06 "the smoothed profile". The average bill below is based on the smoothed profile (all at 2002/03 prices):

Price Cap Profile						
	2005/06	**2006/07**	**2007/08**	**2008/09**	**2009/10**	**Cumulative**
Price Increase "K" Unadjusted	15.5%	5.9%	2.4%	1.5%	1.2%	28.6%
Plan Price Increase "K" Smoothed	11.0%	11.0%	2.1%	2.1%	2.1%	31.1%
Average Bill	£230	£252	£256	£261	£267	£57

The Plan has been submitted to Ofwat on the "smoothed price" basis.

The Plan includes an investment programme of almost £2.9 billion for the 5 year period (at 2002/03 prices). The revenue requirement is calculated on the basis of a post tax real, weighted average cost of capital of 5.3%. The effect of price smoothing, which is net present value neutral, produces a return less than 5.3% in the early years of AMP4 compensated by a higher return in its later years.

The Plan forecasts a closing Regulated Capital Value, (RCV) at 31 March 2010 of around £5,700 million (at 2002/03) prices. Allowing for inflation at 2.5% per year, this produces an outturn RCV at 31 March 2010 of around £6,800 million with an accompanying outturn debt:RCV ratio of around 54%.

Commenting on the Plan, Severn Trent Water's Managing Director, Brian Duckworth, said "We believe we have produced a comprehensive plan which carefully balances the expectations of all our stakeholders for the next five years".

"We have tried to balance the reasonable expectations of our customers for service improvements with the need to deliver sustainable returns for our investors. We also need to meet all the new improvements which Ministers expect of both our drinking water quality and the effluents from our sewage treatment works".

The Plan includes a number of changes to the Draft Plan including assumptions in the area of efficiency, returns, investment, operating costs and price smoothing. Certain financial information is presented in 2002/03 prices as this is the price base for regulation reporting. Further details of changes from the Draft Plan, together with a summary of the Plan itself are available on the company's website (www.stwater.co.uk/finalbusinessplan).

AMP4 Final Business Plan Contact Details and Disclaimer

ENQUIRIES FRIDAY 7 MAY 2004

Brian Duckworth Managing Director	Severn Trent Water	0121 722 4764
Mark Wilson Finance and Regulation Director	Severn Trent Water	0121 722 4764
Julian Wais Head of Investor Relations	Severn Trent Plc	0121 722 4764

AFTER 7 MAY 2004

Brian Duckworth:	0121 722 4938
Mark Wilson:	0121 722 4764
Julian Wais:	0121 722 4295

Footnote:

The Severn Trent Water (Severn Trent) final business plan is only part of the process of discussing terms with OFWAT in relation to the next price review. The document is not a profit forecast. Whilst Severn Trent's final plan is an important document for the discussions that will be taking place between OFWAT and Severn Trent, it is the nature of the price review process that the actual plan approved by OFWAT following its determination of the price review may differ from Severn Trent's final plan in material respects.

Accordingly any such information as supplied to OFWAT and disclosed by Severn Trent or OFWAT must not be relied upon by any investor and does contain financial modelling based on estimates and assumptions which may be significantly varied.

This document contains certain "forward-looking statements" with respect to Severn Trent's financial condition, results of operations and business and certain of Severn Trent's plans and objectives with respect to these items.

By their very nature forward-looking statements are inherently unpredictable, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Except as required by the rules of the UK Listing Authority and the London Stock Exchange, Severn Trent Plc and its subsidiaries and associated companies, including Severn Trent, undertake no obligation to update or publish any information that is referred to above.

Without prejudice to the above, whilst Severn Trent Plc accepts liability to the extent required by the Listing Rules of the UK Listing Authority for any information contained within this document which Severn Trent Plc makes publicly available as required by the Listing Rules;

a) neither Severn Trent Plc nor any other member of the Group or persons acting on their behalf shall otherwise have any liability whatsoever for loss howsoever arising, directly or indirectly, from use of the information contained within this document;

b) neither Severn Trent Plc nor any other member of the Group or persons acting on their behalf makes any representation or warranty, express or implied, as to the accuracy or completeness of the information contained within this document.

Please refer to the more detailed summary of the Severn Trent final business plan on www.stwater.co.uk/finalbusinessplan together with the full terms of the disclaimer applicable to this announcement.

Ends